U.S. SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.   20549

                  NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    LUCENT TECHNOLOGIES INC.

2.  Name of person relying on exemption:
    LUCENT RETIREES ORGANIZATION

3.  Address of person relying on exemption:
    208 Richard Street  Cranford, NJ   07106

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1) [sec. 240.14a-6(g)(1)]

  (LRO           Lucent Retirees Organization Inc.
   logo)
                     Jim Breslin, President
______________________________________________________________
 5150 Cralyn Court, Duluth, Georgia 30097-2450    770-416-8459

                                              January 18, 2005

DEAR FELLOW LUCENT SHAREOWNER:

We are writing to urge you to VOTE FOR three important shareholder resolutions that appear on Lucent's proxy card for the February 16th Annual Meeting.

WE URGE YOU TO VOTE YOUR LUCENT PROXY
FOR PROPOSAL 4 (PERFORMANCE-BASED COMPENSATION),
FOR PROPOSAL 5 (ENHANCE AUDITOR INDEPENDENCE), AND
FOR PROPOSAL 6 (SHAREOWNER APPROVAL OF GOLDEN PARACHUTES).

Lucent's stock price has declined 93.6% over the most recent five fiscal-year period. We support these proposals because we believe they would better align executive compensation with long-term shareholder interests and also ensure that the company's auditor is free from the conflict of soliciting tax-, pension- and consulting-related work.

 - GOLDEN PARACHUTE SEVERANCE PLANS: PROPOSAL 6 would amend the Bylaws to require shareholder ratification of severance agreements with senior executive officers that promise benefits with a total present value exceeding 2.99 times the sum of the executive's base salary plus target bonus.

AN ADVISORY VERSION OF THIS PROPOSAL RECEIVED 65% SUPPORT FROM SHAREHOLDERS AT THE 2004 ANNUAL MEETING, BUT IT HAS NOT BEEN FULLY IMPLEMENTED. This proxy is therefore being re-introduced in the hope of obtaining approval by 50% or more of the total shares outstanding -- the vote required to pass a bylaw amendment.

Although Lucent has adopted a policy to submit CERTAIN severance agreements for shareholder ratification, we believe its policy falls short of the modest standard endorsed by the shareholders last year. Lucent's policy reflects only a portion of the true cost of golden parachutes because it excludes certain potentially costly benefits in calculating the 2.99 threshold for shareholder approval.

In our view, Lucent's severance agreements are unjustifiably costly. Even if there is no change in control, CEO Pat Russo's severance package has a present value well in excess of $20 million (and more if there is). If Ms. Russo resigns "with good reason," or is terminated "without cause," she is eligible for a $6 million lump sum payment (two years salary plus target bonus), continued benefit coverage, a minimum annual pension payment of $740,000 for life, plus the immediate vesting of 550,000 restricted shares and of options on an additional 1.22 million shares.

Because it is not always practical to obtain prior shareholder approval, the company is given the option to seek shareholder approval AFTER the material terms are agreed upon.

WITH A 50% OR GREATER APPROVAL OF ALL SHARES OWNED, THIS
RESOLUTION WILL ENSURE THAT THE TOTAL COST -- INCLUDING PERKS,
"CONSULTING" PAYMENTS AND THE ACCELERATED VESTING OF
CONTINGENT EQUITY GRANTS -- WILL BE INCLUDED WHEN SHAREHOLDERS
CONSIDER AND VOTE ON RATIFICATION OF PROPOSED EXECUTIVE
BENEFITS.

 - REDUCE AUDITOR CONFLICTS OF INTEREST: PROPOSAL 5 would amend the Board's audit services pre-approval policy such that the accounting firm retained to audit Lucent's financial statements will perform only "audit-related" work, and not perform services generating "tax fees" or "all other fees," including pension and benefit plan consulting and compliance services.

Accounting scandals and earnings management abuses have wiped away billions in shareholder equity at several U.S. companies. Last May, in a final judgment related to allegations of accounting fraud, the SEC imposed a $25 million fine on Lucent, the largest fine the agency had ever imposed. This resolution requests that the Audit Committee go further than the Sarbanes-Oxley law requires and separate the audit of the Company's books from tax- and consulting-related services.

We specifically include pension and benefit plan services because of the unusually large impact the pension trust -- which manages assets valued at more than double Lucent's market capitalization -- has on Lucent's finances. Last March the WALL STREET JOURNAL reported that "benefit plans -- thanks to accounting rules -- have fed Lucent hundreds of millions of dollars of income. Through a separate accounting maneuver, the cuts that Lucent made in the benefit plans last fall will contribute hundreds of millions of dollars more in income over future years." Indeed, MORE THAN 90% OF LUCENT'S NET OPERATING INCOME FOR 2004 IS ATTRIBUTABLE TO A $1.11 BILLION NON-CASH PENSION ACCOUNTING CREDIT -- and not, in our view, from a dramatic turnaround in operating performance.

 - PERFORMANCE-BASED EQUITY COMPENSATION: PROPOSAL 4 asks the
   Board to adopt a policy requiring that at least 75% of future equity compensation (i.e., stock options and restricted stock) awarded to senior executives be performance-based, with the performance criteria disclosed to shareholders.

We believe that a greater reliance on performance-based equity grants is particularly warranted at Lucent at this time. As FORBES opined, in an article headlined "Lucent Throws A Pay Party" (May 6, 2004), the compensation of Lucent's senior executives appear to be completely disconnected from returns to shareholders.

During her first three years as CEO, Patricia Russo received compensation valued at over $40 million (including 10.4 million standard options) -- yet Lucent's share price has declined by more than 45% over the past three years, since mid-January 2002, shedding more than $10 billion in market value. During the five-year period through fiscal 2004, Lucent's share price has declined 94% (source: Proxy Statement, p. 35). In our view, a closer alignment between executive compensation and key measures of shareholder value would be a very positive development.

                                    Sincerely,

                                    /s/ Jim Breslin
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THE COST OF THIS LETTER IS BEING BORNE ENTIRELY BY THE LUCENT
RETIREES ORGANIZATION. THIS IS NOT A SOLICITATION. PLEASE DO NOT SEND YOUR PROXY CARD TO THE LRO. PERMISSION TO QUOTE DOCUMENTS CITED IN THIS LETTER HAS NEITHER BEEN SOUGHT NOR OBTAINED.
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